SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                     (Amendment No. ------------)


				Aon Corp
-----------------------------------------------------------------------
                         (Name of Issuer)


                               Common
-----------------------------------------------------------------------
                     (Title of Class of Securities)


			      37389103
-----------------------------------------------------------------------
                           (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Aon Corporation
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	200 East Randolph Street
	Chicago, IL 60601
Item 2(a)	NAME OF PERSON FILING
	Davis Selected Advisers, L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Ptrns Fnd
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Financial Fund
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
KW Davis Trust
Lewis & Roca
MassMutual Prt
MassMutual Var
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Value Fund
SS Barney Large Cap V
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLife Value
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
		2949 East Elvira Road, Suite 101

	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	81211K100
Item 3	FIELD PURSUANT TO RULE 13d-1(b)

	(e) [X] Investment Adviser registered under Section 203 of the
Investment
	 Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		13,533,973	shares
				shares
Abar Foundation			2,000
American Electric		68,900
Atlanta Gas & Light		13,700
Atmos Energy			8,700
Avon Old Farms			1,500
AXP Partners			56,400
Bowne & Co.			4,600
Catholic Mutual			2,600
Champa Trust			3,400
Davis Ptrns Fnd			100,000
Del Labs PenPl			1,115
Del Labs-Lacrss			95
DetroitLaborers			19,100
Davis Financial Fund		1,194,100
DNE Corp			1,400
Davis New York Venture		7,845,400
Davis VaraFinancial		22,300
Davis VaraValue			94,500
Electrical Workers Annuity	14,500
Electrical Workers Pension	25,000
Emma Willard			2,700
Fishkind LLC			2,700
Genesis Depreciation		4,200
Genesis Foundation		1,600
Genesis Pension			2,000
Galveston			3,100
Georgia Corp			25,900
Gonzaga Univ			4,300
GrangeFT			6,400
Hathaway			4,500
Hirsch				1,900
Hoff Family Tr.			2,600
KW Davis Trust			32,163
Lewis & Roca			1,700
MassMutual Prt			179,900
MassMutual Var			12,600
Masters Select			150,000
Mattin A			1,900
Mattin B			1,900
Medcen				1,600
MennenFT			7,500
Methodist Home			14,600
MetLife SIP			18,500
Milder CP			3,300
Minn Retail			14,500
Manulife Financial		24,600
Manulife Value			38,000
Mt. Sinai			10,200
Mutual Protect			1,800
NASD				10,700
NASDRegulation			11,700
NedsIsland			6,600
NM Mutual			3,600
Noramco Davis			2,800
NYC Superior			6,400
Omaha				7,900
Plumbers & Pipefitters		2,100
SunAmerica Davis Venture Value	890,300
Prudential SP			33,200
Quadsan				3,300
Rappaport			1,900
RL Polk				2,600
Selected American Shares	1,902,700
Scudder - SVS			35,900
Sicav Davis Financial Fund	14,100
Sicav Davis Value Fund		116,400
SS Barney Large Cap V		19,100
Stobie Creek			6,300
Sun America Style Select	9,000
Sun America Style LCV		9,000
Suburban Propane		5,500
SunLife Financial		5,000
SunLife Value			13,100
Tallahassee			13,400
Temple				1,400
Union Dale			2,200
Via				2,900
Volvo				3,800
Wallace Retire			9,700
Wellstar			4,300
New England Zenith		321,100
Temple				1,400
Union Dale			2,200
Via				2,900
Volvo				3,800
Wallace Retire			9,700
Wellstar			4,300
New England Zenith		321,100

	(b) Percent of class	5.03%
Abar Foundation			0.00%
American Electric		0.03%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.02%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Davis Ptrns Fnd			0.04%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
Davis Financial Fund		0.44%
DNE Corp			0.00%
Davis New York Venture		2.91%
Davis VaraFinancial		0.01%
Davis VaraValue			0.04%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.01%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
KW Davis Trust			0.01%
Lewis & Roca			0.00%
MassMutual Prt			0.07%
MassMutual Var			0.00%
Masters Select			0.06%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.00%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Financial		0.01%
Manulife Value			0.01%
Mt. Sinai			0.00%
Mutual Protect			0.00%
NASD				0.00%
NASDRegulation			0.00%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Omaha				0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.33%
Prudential SP			0.01%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	0.71%
Scudder - SVS			0.01%
Sicav Davis Financial Fund	0.01%
Sicav Davis Value Fund		0.04%
SS Barney Large Cap V		0.01%
Stobie Creek			0.00%
Sun America Style Select	0.00%
Sun America Style LCV		0.00%
Suburban Propane		0.00%
SunLife Financial		0.00%
SunLife Value			0.00%
Tallahassee			0.00%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.00%
Wellstar			0.00%
New England Zenith		0.12%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.00%
Wellstar			0.00%
New England Zenith		0.12%


	(i)   sole power to vote or to direct the vote
		Davis Selected Advisers,L.P.      13,533,973
	(ii)  shared power to vote to direct the vote
			N/A
	(iii) sole power to dispose or to direct  the disposition of
		Davis Selected Advisers, L.P.    13,533,973
	(iv)  shared power to dispose or to direct the disposition of
			N/A
Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002